UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Opsware Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68383A101

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68383A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Benjamin A. Horowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,539,264 (1)

	6.	Shared Voting Power 250,003 (2)

	7.	Sole Dispositive Power 5,539,264 (1)

	8.	Shared Dispositive Power 250,003 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,789,267

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6% (3)

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Opsware Inc.
	(b)	Address of Issuer’s Principal Executive Offices 599 N. Mathilda Avenue Sunnyvale, CA 94085

Item 2.
	(a)	Name of Person Filing Benjamin A. Horowitz
	(b)	Address of Principal Business Office or, if none, Residence c/o Opsware Inc. 599 N. Mathilda Avenue Sunnyvale, CA 94085
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 68383A101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) — (j) Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 5,789,267
(b) Percent of class: 5.6% (3)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 5,539,264 (1)
(ii) Shared power to vote or to direct the vote 250,003 (2)
(iii) Sole power to dispose or to direct the disposition of 5,539,264 (1)
(iv) Shared power to dispose or to direct the disposition of 250,003 (2)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not. applicable

Item 8.	Identification and Classification of Members of the Group
Not. applicable

Item 9.	Notice of Dissolution of Group
Not. applicable

Item 10.	Certification
Not. applicable

Explanation of Responses:

(1)   Represents 3,828,850 shares held by the Horowitz Family Trust dated August 29, 1997, Benjamin A. and Felicia A. Horowitz, Trustees and 1,710,414 shares issuable upon exercise of outstanding options held by Mr. Horowitz and exercisable within 60 days of December 31, 2006.

(2)   Represents 250,003 shares held by the Horowitz children’s trusts dated June 8, 2000, Jonathan Daniel, Trustee.

(3)   Based on 101,360,790 total shares outstanding as of December 1, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007
Date
/s/ BENJAMIN A. HOROWITZ
Signature
Benjamin A. Horowitz President and Chief Executive Officer
Name/Title